Collectible Concepts Group, Inc.
                              1600 Lower State Road
                         Doylestown, Pennsylvania 18901

         ==============================================================

December 16, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    H. Christopher Owings, Assistant Director
                  Division of Corporation Finance

                  Ellie Quarles, Esq.
                  Scott Anderegg, Esq.

         Re:      Collectible Concepts Group, Inc.
                  Form 10-KSB/A for the Fiscal Year Ended February 28, 2005 Form 10-QSB/A for the Fiscal Quarter Ended May 31, 2005 Form 10-QSB for the Fiscal Quarter Ended August 31, 2005 Amendment No. 1 to Schedule 14C filed October 20, 2005 File No. 000-30703

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 17, 2005 (the "Comment Letter") relating to the amended Preliminary Information Statement on
Schedule 14C (the "Information Statement"), the amended annual report on Form 10-KSB/A for the fiscal year ended February 28, 2005 (the "Form 10-KSB"), the amended quarterly report on Form 10-QSB/A for the fiscal quarter ended May 31, 2005 (the "May Form 10-QSB") and the quarterly report on Form 10-QSB for the fiscal quarter ended August 31, 2005 (the "August Form 10-QSB")of Collectible Concepts Group, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

      We are filing herewith Amendment No. 3 to the Company's Information Statement, Amendment No. 2 to the Company's Form 10-KSB, Amendment No. 2 to the Company's May Form 10-QSB and Amendment No. 1 to the Company's August Form 10-QSB.

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Securities and Exchange Commission
December 16, 2005
Page 2 of 4

Form 10-KSB/A for the Fiscal Year Ended February 28, 2005
---------------------------------------------------------

Management's Discussion and Analysis or Plan of Operation, page 9
-----------------------------------------------------------------

1. We note your response to comment 7 in our letter dated September 14, 2005. However, it does not appear that you have made the revised disclosure concerning the party to whom you sold a 2.5% interest to your future revenues from the NFL, NBA and possible MLB licenses. We reissue our prior comment 7.

      Response
      --------

      Due to a ministerial error, the change was not made in the Edgarized version. We have revised our disclosure, as previously disclosed to you, to indicate that we sold the 2.5% interest to Alizay Consultant Limited.

Exhibits, page 33
-----------------

2. Please revise your exhibit index to include all the agreements that you have filed in response to our comments, including exhibits 10.9, 10.10,
      10.11 and 10.12.

      Response
      --------

      We have revised our exhibit index to include all of the agreements that we have filed in response to your previous comments, including updating such disclosure to indicate that we are incorporating such filed exhibits by reference.

Form 10-QSB/A for the Fiscal Quarter Ended May 31, 2005
-------------------------------------------------------

Controls and Procedures, page 24
--------------------------------

3. We note your response to comment 16 in our letter dated September 14, 2005. We reissue our previous comment 16. Please update your discussion to disclose your progress in correcting your material deficiencies and weaknesses and when you anticipate that they will be corrected. You can not incorporate by reference this disclosure from your 10-KSB.

      Response
      --------

      We have revised our disclosure to provide for a discussion of the material deficiencies and weaknesses and what steps have been taken to correct them. In addition, we have disclosed that we anticipate that they will be corrected by the end of our quarter ended November 30, 2005. However, since we are still in the process of coordinating our review and preparation of the financials in connection with the quarterly report, which is not due until January 14, 2006, we cannot determine at this time if such changes made have corrected our material deficiencies and weaknesses. In our quarterly report for the quarter ended November 30, 2005, we will fully address whether such changes in controls and procedures were effective, and if not, what material deficiencies and/or weaknesses still exist and what further controls and procedures will be implemented and when we expect them to be effective.


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Securities and Exchange Commission
December 16, 2005
Page 3 of 4

Part II
-------

Exhibits 31.1 and 31.2
----------------------

4. Please delete the title of the officer from each certification. The exhibit should simply state the officer's name and not state the officer's title. Please revise the certifications included with your August 31, 2005 10-QSB.

      Response
      --------

      We have  deleted the title of the officer  from each  certification  under
      31.1 and 31.2 for our annual report on Form 10-KSB/A for the fiscal year ended February 28, 2005 and the quarterly reports on Form 10-QSB/A for the fiscal quarters ended May 31, 2005 and August 31, 2005.

Form 10-QSB for the Fiscal Quarter Ended August 31, 2005
--------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
--------------------------------------------------------------------------------

Liquidity and Capital Resources, page 25
----------------------------------------

5. We note your response to comment 10 in our letter dated September 14, 2005. Please discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity. In that regard, we note that you are currently in default on your indebtedness and that certain debt holders have security interests in your assets. Please discuss the likelihood that you may file for bankruptcy protection.

      Response
      --------

      We have revised our disclosure to indicate that, "These events of default, taken as a whole, are reasonably likely to have a material impact on our short-term and long-term liquidity. The investors have been willing in the past to provide us with capital as needed to sustain our day-to-day operations and to forego enforcing default provisions, however, no assurance can be given that they will provide such capital in the future or continue to forego enforcing default provisions, which they are under no obligation to do so. In the event that we need additional capital in the future for our day-to-day operations, and the investors do not provide such funds, we will have to seek capital from new investors. As a result of these events of default and that all of our assets are secured by the current investors, it is highly unlikely that we would be able to obtain additional capital from other investors. If we are unable to obtain additional capital, we would likely be required to curtail or cease our operations. As all of our assets are secured by our existing lendors, of which we are currently in default, we do not anticipate filing for bankruptcy protection, as all of our assets would be transferred to our lendors pursuant to our existing security agreements."

Securities and Exchange Commission
December 16, 2005
Page 4 of 4

Schedule 14C
------------

6. We note your response to comment 20 in our letter dated September 14, 2005. While we note that you have filed the stock plan as an exhibit, you must comply with the first sentence of previous comment 20. Please revise.

      Response
      --------

      We have revised our disclosure to provide all of the information required by Item 1 of Schedule 14C and Item 10 of Schedule 14A

      We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                     Very truly yours,

                                                     /s/ PAUL S. LIPSCHUTZ
                                                     ---------------------
                                                     Paul S. Lipschutz
                                                     Chief Executive Officer